SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 23, 2003

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

Issued: 23rd July 2003, London

Results Announcement for the Second Quarter 2003 GSK CONTINUES TO DELIVER STRONG EARNINGS GROWTH BUSINESS PERFORMANCE* EPS OF 23.9 PENCE – GROWTH OF 15% CER

GlaxoSmithKline plc (GSK) today announces its results for the second quarter ended 30th June 2003. The full UK GAAP results (statutory results) are presented under “Profit and loss account” on page 6 and 7. The business performance and statutory results are summarised below and the commentary which follows is on a business performance basis unless otherwise stated.

FINANCIAL RESULTS

	Q2 2003	Increase		H1 2003	Increase
	£m	CER %	£%	£m	CER %	£%

Turnover	5,375	3	(1)	10,597	6	1
Business performance*
Trading profit	1,891	8	4	3,698	15	8
Profit before tax	1,969	13	8	3,743	18	9
Earnings per share	23.9p	15	9	45.7p	20	12
Statutory results
Trading profit	1,801	16	11	3,503	22	14
Profit before tax	1,882	21	15	3,551	25	16
Earnings per share	22.8p	22	16	43.3p	27	18

Q2 2003 HIGHLIGHTS*

•	Total pharmaceutical turnover grew 3% in the quarter and 6% in the first half of the year – a good performance given the loss of nearly £300 million of Augmentin sales to generic competition in the USA during the first half of the year.

•	Seretide sales exceeded £1 billion (+39%), for the first half of the year, making it the Group's largest and fastest growing product.

•	Earnings per share increased 15% in the quarter and 20% in the first half of the year. The strong performance in H1 2003 means that GSK now expects to deliver business performance EPS growth of high single digits or better in 2003, regardless of possible generic competition to Paxil in the USA during the year.

•	GSK is on track to launch two key products into the US market in the second half of the year – Levitra, for erectile dysfunction, and Wellbutrin XL, for depression.

•	The effect of exchange rates reduced sterling turnover growth by 4% and EPS growth by 6% in the quarter. However, if rates remain at their current levels the impact will be broadly neutral in the second half of 2003.

* Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and disposals of businesses. Management believes that exclusion of these items provides a better comparison of business performance for the periods presented. Statutory results include these items.

In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are on a business performance basis and in terms of CER unless otherwise stated.

SECOND QUARTER PERFORMANCE 2003

Commenting on the performance for the quarter, JP Garnier, Chief Executive Officer, said:
“This quarter represents another solid performance by GSK and has helped us to grow earnings per share by 20% in the first half of the year. This was a great achievement for GSK especially given the loss of £300 million of US Augmentin sales in the same period. On the back of this excellent performance we are upgrading our earnings guidance. We now expect earnings per share growth of high single digits or better in 2003, regardless of possible generic competition to Paxil in the USA”.

CONTINUED PHARMACEUTICAL SALES GROWTH

•	Pharmaceutical turnover grew 3% in the quarter to £4.6 billion.

•	In the United States, sales grew 2% to £2.4 billion in the quarter. As previously indicated, in the first quarter of this year wholesaler stocking patterns helped US sales growth which was 12%. In the second quarter there was some reversal of this which resulted in lower reported US growth. Overall, US sales growth of 7% in the first half of the year is broadly consistent with the underlying performance of the US business.

•	European sales were up 2% in the quarter to nearly £1.3 billion. Key markets continued to be impacted by government reforms on healthcare spending. However, GSK continued to achieve good growth in emerging markets in Central and Eastern Europe (+7%).

•	Sales in International markets increased by 9% in the quarter, driven by good performances in Canada (+13%), Asia Pacific (+6%), and Latin America (+21%), the latter reflecting continued improvement in trading conditions in Mexico.

BROAD PRODUCT PORTFOLIO DRIVES GROWTH

Pharmaceutical sales growth is being sustained by a broad portfolio of fast-growing products:

•	Seretide/Advair consolidated its position as GSK's number one product, with sales of £531 million in the quarter, up 31%. In the USA, where sales were up 41% in the quarter, over 19 million prescriptions have now been written for Advair since its launch, with more than 3.5 million patients being treated. The respiratory products Flixotide (sales of £173 million, down 8%) and Serevent (sales of £109 million, down 18%) continued to be impacted by the success of Seretide.

GSK is developing several new opportunities for Advair. During the quarter, the company submitted to the FDA an application for the use of Advair to treat children from 4 to 12 years of age. GSK has also received European approval for the use of Seretide to treat Chronic Obstructive Pulmonary Disease (COPD). In the USA, the company submitted additional data to the FDA in May to progress its application for treatment of COPD. The outcome of the FDA review is expected towards the end of the year.

•	Sales of Seroxat/Paxil, GSK's leading product for depression and anxiety disorders, were level at £520 million in the quarter. Paxil CR continues to grow market share and now represents over 38% of new Paxil prescriptions in the USA.

Seroxat/Paxil performed well in International markets with sales growth of 33% in the quarter, driven by continued growth in Japan.

•	Sales of Avandia and Avandamet, GSK's oral anti-diabetes products, grew 3% in the quarter to £212 million. In the USA, underlying growth of Avandia and Avandamet was approximately 20%, although reported sales decreased 5% due to wholesaler stocking movements in the previous quarter. Following a positive opinion from the CPMP on Avandamet this quarter, GSK anticipates launching the product in Europe later in the year.

•	GSK’s HIV portfolio had strong growth, with sales up 11% to £390 million in the quarter, reflecting good performance across all regions. GSK products are the cornerstone of HIV treatment with all of the top 10 HIV treatment regimens in the USA now containing a GSK brand.

In the quarter, GSK and Shionogi reviewed final data from a phase II study of the integrase inhibitor 810781 (S-1360) and have agreed to end development of this lead compound in the series. A follow-up candidate, 1838, has been selected to replace it. Also during the quarter, GSK and Medivir announced a new licensing agreement for the development of MIV-210, a nucleoside analogue reverse transcriptase inhibitor with a unique resistance profile, that is currently in phase I studies.

•	Lamictal and Valtrex continued to perform strongly. In the quarter Lamictal sales were £135 million, up 28% and Valtrex sales increased 32% to £132 million. Both products will also benefit from new indications: Lamictal received FDA approval in June for use in the treatment of bipolar disorder and Valtrex is expected to obtain FDA approval in Q3 for its use to reduce the risk of transmission of genital herpes.

•	Sales of Coreg, an alpha/beta blocker for the treatment of heart failure, rose 20% in the quarter to £84 million. Coreg is expected to benefit from exciting new data published this year. Results from the COMET trial, the longest and largest trial ever conducted into heart failure, were published in ‘The Lancet’ this month and showed Coreg reduced mortality by 17% compared to the beta blocker metoprolol. This data builds on the impressive results of the recent CAPRICORN study which showed Coreg could reduce the risk of death by 23% in patients with left ventricular heart dysfunction.

•	Global Augmentin sales declined 42% to £179 million in the quarter. The decline in US sales of the Augmentin franchise due to generic competition was partially mitigated by the strong performances of Augmentin ES and XR, which now represent approximately 30% of the total number of prescriptions being written for branded and generic Augmentin.

•	Other key products that performed well globally in the quarter include Wellbutrin (£230 million, up 22%), Zofran (£206 million, up 25%) and Flixonase (£164 million, up 18%).

NEW PRODUCT UPDATE

•	Levitra, a potent new treatment for erectile dysfunction, is being rolled out across Europe. In the USA, following a successful FDA advisory committee meeting in May, GSK and its partner Bayer, expect to gain approval of Levitra early in the second half of the year.

•	Wellbutrin XL has an attractive, differentiated profile as the first and only once-daily anti-depressant with a low incidence of sexual dysfunction and weight gain. Following receipt of an approvable letter in June, GSK has received notification that the FDA has classified the company's recent response as Class 1. The Agency has therefore set 3rd September as the new action date for granting approval.

•	In the quarter, FDA approval was received for Bexxar, a new treatment for non-Hodgkin's lymphoma. GSK expects to launch Bexxar with its partner Corixa at the end of July.

•	GSK's new protease inhibitor “908” is under review with the FDA and remains on track for approval during the second half of the year.

•	Epivir+Ziagen, GSK’s new once-daily combination product for the treatment of HIV, will be filed with the FDA during the second half of the year.

•	Ariflo, GSK’s new oral product to treat COPD will be reviewed at an FDA advisory committee meeting on 5th September.

CONSUMER HEALTHCARE SALES OF £809 MILLION UP 3%

Sales growth in the quarter was led by Europe (+4%) and International (+5%). North America grew 1%.

Sales of Over-the-counter medicines grew 3% to £377 million in the quarter helped by the acquisition of a number of dermatological products. Oral Care sales were down 2% to £269 million reflecting competitive market conditions in all regions. Sales of Nutritional healthcare products grew 12% to £163 million with strong performances by Lucozade (+22%) in Europe and Horlicks (+18%) in International.

FINANCIAL REVIEW

Trading profit and earnings per share

Business performance trading profit grew 8% to £1,891 million on turnover growth of 3%. The trading margin improved 1.6 percentage points to 35.2% compared with 33.6% in Q2 2002. This improvement came principally from cost of sales, which declined by 4%, and selling, general and administration (S,G&A) costs, which declined 1%. R&D expenditure increased 12%. Cost of sales reduced by 1 percentage point on sales, this benefit principally coming from continued merger, manufacturing restructuring and other cost savings. S,G&A expenditure reduced by 1.6 percentage points on sales as a result of cost savings arising from merger implementation and the operational excellence cost saving programme.

Net other operating income was £87 million in the quarter compared with £16 million income in the second quarter of 2002. This included the disposal of a number of minor non-core products.

Business performance EPS of 23.9 pence in the quarter increased 15% in CER terms and 9% in sterling terms. The adverse currency impact on EPS of 6% in the quarter reflected the continued weakness of the US dollar relative to last year partly offset by a stronger Euro.

Statutory results, which include merger and manufacturing restructuring costs, delivered a trading profit of £1,801 million on turnover of £5,375 million. Taken together with other expenses, taxation and product divestments this resulted in EPS of 22.8 pence compared with 19.7 pence in the second quarter of 2002. Merger and manufacturing restructuring costs were lower in the quarter than in Q2 2002, reflecting movement towards the completion of these programmes. The sterling based growth in EPS of 16% was higher than the CER based growth in business performance EPS as a result of lower merger and restructuring costs partly offset by the overall negative impact of currencies.

Merger and restructuring

Costs of £83 million were incurred in the quarter in respect of merger and manufacturing restructuring compared with £185 million in the same quarter last year. GSK remains on track to deliver forecast total annual merger and manufacturing restructuring savings of £1.8 billion by the end of the year. These costs and benefits exclude the effect of the Block Drug acquisition.

Currencies

The second quarter 2003 results are based on average exchange rates of £1/$1.62 and £1/Euro 1.43 which compare with average rates for the second quarter of 2002 of £1/$1.47 and £1/Euro 1.58. Exchange rates at 16th July were £1/$1.59 and £1/Euro 1.42. If exchange rates were to hold at these current levels for the remainder of the year the impact will be broadly neutral in the second half of 2003.

Dividend

The Board has declared a second interim dividend of 9 pence per share. This compares with a dividend of 9 pence per share for Q2 2002. The equivalent dividend receivable by ADR holders is 28.637 cents per ADS based on an exchange rate of £1/$1.59095. The dividend will have an ex-dividend date of 30th July 2003 and will be paid on 2nd October 2003 to shareholders and to ADR holders of record on 1st August 2003.

Earnings guidance for 2003

GSK's earnings guidance for 2003 has been improved to high single digit or better percentage growth in business performance earnings per share at constant exchange rates, regardless of possible generic competition to Paxil in the USA (see “Legal proceedings” on page 19).

Share buy-back programme

In October 2002 GSK commenced a new £4 billion share buy-back programme. Of this new programme, £219 million was spent in 2002, £262 million in the first quarter and £275 million in the second quarter of 2003. The exact amount and timing of future purchases will be determined by the company and is dependent on market conditions and other factors.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Martin Sutton David Mawdsley Chris Hunter-Ward	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Patricia Seif	(215) 751 7709 (919) 483 2839 (215) 751 7709

	European Analyst / Investor	Duncan Learmouth Philip Thomson Anita Kidgell	(020) 8047 5540 (020) 8047 5543 (020) 8047 5542

	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419

Brand names appearing in italics throughout this document are trade marks of GSK or associated companies with the exception of Levitra, a trade mark of Bayer AG, and Bexxar, a trade mark of Corixa Corporation which are used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the Operating and Financial Review and Prospects in the company’s Annual Report on Form 20-F for 2002.

PROFIT AND LOSS ACCOUNT
Three months ended 30th June 2003

	Business performance			Merger, restructuring and disposal of businesses		Statutory

	Q2 2003 £m	Q2 2002 £m	Growth CER%	Q2 2003 £m	Q2 2002 £m	Q2 2003 £m	Q2 2002 £m

Turnover:
Pharmaceuticals	4,566	4,613	3	—	—	4,566	4,613
Consumer Healthcare	809	802	3	—	—	809	802

TURNOVER	5,375	5,415	3	—	—	5,375	5,415

Cost of sales	(990)	(1,052)	(4)	(75)	(58)	(1,065)	(1,110)

Gross profit	4,385	4,363	5	(75)	(58)	4,310	4,305

Selling, general and administration	(1,850)	(1,950)	(1)	(5)	(107)	(1,855)	(2,057)
Research and development	(644)	(594)	12	(10)	(29)	(654)	(623)

Trading profit:
Pharmaceuticals	1,740	1,697	7	(83)	(185)	1,657	1,512
Consumer Healthcare	151	122	24	(7)	(9)	144	113

TRADING PROFIT	1,891	1,819	8	(90)	(194)	1,801	1,625

Other operating income	87	16		—	—	87	16

Operating profit	1,978	1,835	13	(90)	(194)	1,888	1,641
Business disposals	—	—		3	—	3	—
Profits of associates	28	21		—	—	28	21

Profit before interest	2,006	1,856		(87)	(194)	1,919	1,662
Net interest payable	(37)	(29)		—	—	(37)	(29)

PROFIT BEFORE TAXATION	1,969	1,827	13	(87)	(194)	1,882	1,633

Taxation	(550)	(493)		23	63	(527)	(430)

Profit after taxation	1,419	1,334	12	(64)	(131)	1,355	1,203
Minority interests	(21)	(24)		—	—	(21)	(24)
Preference share dividends	(4)	(5)		—	—	(4)	(5)

EARNINGS	1,394	1,305	12	(64)	(131)	1,330	1,174

EARNINGS PER SHARE	23.9p	21.9p	15			22.8p	19.7p

Diluted earnings per share						22.8p	19.6p

To illustrate “Business performance”, which is the primary measure used by management, merger items, integration and restructuring costs and disposals of businesses have been excluded and an adjusted EPS presented. Statutory results include these items. Appropriations of profit attributable to shareholders are set out under “Appropriations” on page 14.

PROFIT AND LOSS ACCOUNT
Six months ended 30th June 2003

	Business performance			Merger, restructuring and disposal of businesses		Statutory

	H1 2003 £m	H1 2002 £m	Growth CER%	H1 2003 £m	H1 2002 £m	H1 2003 £m	H1 2002 £m

Turnover:
Pharmaceuticals	9,032	8,974	6	—	—	9,032	8,974
Consumer Healthcare	1,565	1,551	5	—	—	1,565	1,551

TURNOVER	10,597	10,525	6	—	—	10,597	10,525

Cost of sales	(2,009)	(2,127)	(4)	(166)	(100)	(2,175)	(2,227)

Gross profit	8,588	8,398	8	(166)	(100)	8,422	8,298

Selling, general and administration	(3,616)	(3,720)	2	(15)	(224)	(3,631)	(3,944)
Research and development	(1,274)	(1,244)	6	(14)	(45)	(1,288)	(1,289)

Trading profit:
Pharmaceuticals	3,440	3,218	15	(182)	(350)	3,258	2,868
Consumer Healthcare	258	216	24	(13)	(19)	245	197

TRADING PROFIT	3,698	3,434	15	(195)	(369)	3,503	3,065

Other operating income	67	11		—	—	67	11

Operating profit	3,765	3,445	17	(195)	(369)	3,570	3,076
Business disposals	—	—		3	—	3	—
Product divestments	—	—		—	12	—	12
Profits of associates	50	38		—	—	50	38

Profit before interest	3,815	3,483		(192)	(357)	3,623	3,126
Net interest payable	(72)	(63)		—	—	(72)	(63)

PROFIT BEFORE TAXATION	3,743	3,420	18	(192)	(357)	3,551	3,063

Taxation	(1,029)	(923)		51	113	(978)	(810)

Profit after taxation	2,714	2,497	17	(141)	(244)	2,573	2,253
Minority interests	(41)	(48)		—	—	(41)	(48)
Preference share dividends	(8)	(10)		—	—	(8)	(10)

EARNINGS	2,665	2,439	17	(141)	(244)	2,524	2,195

EARNINGS PER SHARE	45.7p	40.9p	20			43.3p	36.8p

Diluted earnings per share						43.2p	36.6p

Weighted average number of shares (millions)	5,827	5,962				5,827	5,962

To illustrate “Business performance”, which is the primary measure used by management, merger items, integration and restructuring costs and disposals of businesses have been excluded and an adjusted EPS presented. Statutory results include these items. Appropriations of profit attributable to shareholders are set out under “Appropriations” on page 14.

PHARMACEUTICAL TURNOVER Three months ended 30th June 2003
	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

CENTRAL NERVOUS SYSTEM	1,152	5	808	4	213	3	131	18
Depression	750	6	562	5	96	(8)	92	34
Seroxat/Paxil	520	—	338	(4)	96	(8)	86	33
Wellbutrin	230	22	224	21	—	—	6	43

Migraine	213	(2)	151	(5)	45	6	17	15
Imigran/Imitrex	190	(2)	138	(5)	37	5	15	16
Naramig/Amerge	23	(1)	13	(9)	8	12	2	8

Lamictal	135	28	74	30	50	30	11	6
Requip	24	3	12	2	11	—	1	45
Zyban	17	(31)	6	(35)	7	8	4	(54)

RESPIRATORY	1,097	10	556	15	375	1	166	10
Seretide/Advair, Flixotide/Flovent, Serevent	813	12	413	15	292	5	108	16
Seretide/Advair	531	31	286	41	192	15	53	36
Flixotide/Flovent	173	(8)	77	(11)	52	(10)	44	—
Serevent	109	(18)	50	(28)	48	(8)	11	11
Flixonase/Flonase	164	18	131	22	18	(2)	15	6
Ventolin	66	1	1	> 100	34	(5)	31	2
Becotide	28	(19)	—	—	23	(17)	5	(28)

ANTI-VIRALS	610	11	298	12	195	13	117	6
HIV	390	11	202	6	148	17	40	15
Combivir	152	6	75	(2)	59	16	18	18
Trizivir	102	32	60	26	38	42	4	50
Epivir	74	7	36	6	28	6	10	14
Retrovir	12	(12)	5	1	4	(30)	3	(4)
Ziagen	42	12	21	8	16	19	5	16
Agenerase	8	(25)	5	(28)	3	(5)	—	—

Herpes	178	12	86	29	41	3	51	(5)
Valtrex	132	32	83	36	25	16	24	34
Zovirax	46	(23)	3	(42)	16	(12)	27	(25)

Zeffix	32	15	3	5	4	2	25	18

ANTI-BACTERIALS	419	(23)	113	(53)	172	(3)	134	9
Augmentin	179	(42)	60	(66)	74	(6)	45	8
Zinnat/Ceftin	55	(4)	4	(33)	29	(1)	22	4
Fortum	47	(10)	6	(29)	24	(9)	17	(2)
Amoxil	29	(1)	6	(23)	8	(29)	15	41

VACCINES	285	8	73	15	127	6	85	3
Hepatitis	106	(13)	34	(23)	55	(4)	17	(9)
Infanrix, Pediarix	102	50	39	92	42	31	21	23

ONCOLOGY AND EMESIS	273	19	207	23	43	4	23	6
Zofran	206	25	155	32	32	1	19	8
Hycamtin	29	12	20	16	7	14	2	(24)

METABOLIC	245	—	167	(5)	25	6	53	17
Avandia, Avandamet	212	3	167	(5)	17	49	28	63

CARDIOVASCULAR AND UROGENITAL	178	10	110	10	42	(2)	26	37
Coreg	84	20	81	19	—	—	3	34
Levitra	3	—	—	—	2	—	1	—
Avodart	3	—	2	—	1	—	—	—

OTHER	307	(7)	27	(33)	91	(16)	189	3
Zantac	89	(10)	22	12	24	(24)	43	(11)

	4,566	3	2,359	2	1,283	2	924	9

Pharmaceutical turnover includes co-promotion income.

PHARMACEUTICAL TURNOVER Six months ended 30th June 2003
	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

CENTRAL NERVOUS SYSTEM	2,247	11	1,595	13	417	3	235	18
Depression	1,456	14	1,099	15	193	(3)	164	29
Seroxat/Paxil	1,010	9	665	9	193	(3)	152	29
Wellbutrin	446	26	434	25	—	—	12	35

Migraine	417	2	302	2	85	(3)	30	15
Imigran/Imitrex	373	2	277	2	70	(2)	26	15
Naramig/Amerge	44	(5)	25	(7)	15	(5)	4	10

Lamictal	265	32	150	40	94	24	21	10
Requip	46	11	23	17	21	2	2	44
Zyban	37	(30)	15	(30)	15	(3)	7	(52)

RESPIRATORY	2,190	14	1,127	23	729	2	334	13
Seretide/Advair, Flixotide/Flovent, Serevent	1,627	17	857	24	568	5	202	18
Seretide/Advair	1,045	39	578	55	370	16	97	43
Flixotide/Flovent	353	(7)	165	(7)	104	(12)	84	(1)
Serevent	229	(13)	114	(19)	94	(8)	21	14
Flixonase/Flonase	323	22	249	27	31	(3)	43	14
Ventolin	130	(1)	3	(47)	67	(4)	60	8
Becotide	57	(17)	—	—	47	(14)	10	(29)

ANTI-VIRALS	1,181	10	590	11	366	8	225	9
HIV	765	12	415	11	276	13	74	15
Combivir	296	6	154	2	108	8	34	17
Trizivir	196	37	118	35	71	40	7	49
Epivir	148	7	77	10	53	2	18	9
Retrovir	23	(14)	10	(3)	8	(34)	5	4
Ziagen	85	13	45	10	31	18	9	13
Agenerase	17	(16)	11	(20)	5	(4)	1	(14)

Herpes	329	7	157	16	78	2	94	(3)
Valtrex	242	28	154	31	44	13	44	32
Zovirax	87	(27)	3	(80)	34	(9)	50	(21)

Zeffix	63	12	5	(3)	8	(3)	50	17

ANTI-BACTERIALS	886	(24)	251	(53)	377	(2)	258	10
Augmentin	397	(42)	143	(65)	168	(5)	86	10
Zinnat/Ceftin	119	(5)	12	(31)	66	3	41	(4)
Fortum	93	(9)	14	(13)	48	(12)	31	(3)
Amoxil	61	2	13	(6)	18	(31)	30	39

VACCINES	549	8	146	7	234	7	169	11
Hepatitis	213	(9)	79	(15)	99	(7)	35	1
Infanrix, Pediarix	177	34	67	50	72	22	38	31

ONCOLOGY AND EMESIS	521	18	394	22	82	2	45	11
Zofran	388	24	291	32	62	1	35	10
Hycamtin	55	12	37	15	13	2	5	14

METABOLIC	505	12	358	10	50	16	97	16
Avandia, Avandamet	438	15	358	10	29	33	51	47

CARDIOVASCULAR AND UROGENITAL	350	18	220	20	84	5	46	31
Coreg	168	36	162	36	—	—	6	34
Levitra	5	—	—	—	4	—	1	—
Avodart	4	—	3	—	1	—	—	—

OTHER	603	(10)	57	(25)	185	(17)	361	(4)
Zantac	172	(13)	45	9	49	(28)	78	(13)

	9,032	6	4,738	7	2,524	1	1,770	9

Pharmaceutical turnover includes co-promotion income.

CONSUMER HEALTHCARE TURNOVER

	Three months ended 30th June 2003

	£m	CER%

Over-the-counter medicines	377	3
Analgesics	84	4
Dermatological	66	28
Gastro-intestinal	69	(1)
Respiratory tract	29	17
Smoking control	76	(7)
Natural wellness support	40	2

Oral care	269	(2)
Nutritional healthcare	163	12

Total	809	3

	Six months ended 30th June 2003

	£m	CER%

Over-the-counter medicines	746	7
Analgesics	164	4
Dermatological	123	39
Gastro-intestinal	140	2
Respiratory tract	65	15
Smoking control	148	(3)
Natural wellness support	80	6

Oral care	521	—
Nutritional healthcare	298	7

Total	1,565	5

FINANCIAL REVIEW – PROFIT AND LOSS ACCOUNT

Pharmaceutical turnover
Turnover in the period increased by 3% compared with the second quarter of 2002, which in CER terms represented additional turnover of £149 million. An analysis of turnover between new products (those launched in a major market within the last five years), franchise products (established products), and other products (now less actively promoted) is set out below:

	Q2 2003

	£m	% total	CER%	CER £m

New	1,129	25	22	210
Franchise	2,503	55	1	16
Other	934	20	(7)	(77)

	4,566	100	3	149

The growth of the new products, notably Seretide/Advair, Infanrix, Pediarix and Trizivir, and the franchise products, Wellbutrin, Zofran, and Valtrex, more than offset the decline of older products such as Augmentin, Zovirax and Zantac. New products accounted for 25% of total pharmaceutical turnover.

Accounting for co-promotional and co-marketing activities

Where GSK co-promotes a product and the third party records the sale, GSK records its share of revenue as co-promotion income within turnover. The nature of the co-promotion activities are such that GSK records no cost of sales. Co-promotion income relating to Levitra, which GSK promotes with Bayer AG, amounted to £2 million in the quarter.

Where GSK co-markets, sales will be recorded by GSK in turnover as sales of GSK products. Cost of sales will reflect the purchase cost of the product sold. Sales of Levitra in the quarter were £1 million.

GSK’s development costs and amortisation of intangible rights will be charged to research and development, and costs related to selling and marketing will be charged to selling, general and administration expenses.

Trading profit – business performance

		Q2 2003		Q2 2002		2002
					Growth
	£m	% of turnover	£m	% of turnover	CER%	£m

Turnover	5,375	100.0	5,415	100.0	3	21,212

Cost of sales	(990)	(18.4)	(1,052)	(19.4)	(4)	(4,243)
Selling, general and administration	(1,850)	(34.4)	(1,950)	(36.0)	(1)	(7,543)
Research and development	(644)	(12.0)	(594)	(11.0)	12	(2,732)

Trading profit – business performance	1,891	35.2	1,819	33.6	8	6,694

Overall the trading margin improved 1.6 percentage points compared with the same quarter last year, and trading profit grew 8%. The improvement in margin came from cost of sales, which declined by 4% and from selling, general and administration costs, which declined 1%, more than offsetting an increase in R&D expenditure of 12%, while turnover grew 3%.

Cost of sales reduced as a percentage of turnover as a result of benefits arising from merger, manufacturing restructuring and other savings. A small pricing benefit was largely offset by the exchange impact.

Selling, general and administration costs also benefited from cost savings arising from merger integration implementation and other initiatives.

Research and development (R&D) increased by 12% reflecting increased activity. Pharmaceuticals R&D expenditure represented 13.7% of pharmaceutical turnover in the period.

Profit before tax – business performance

	Q2 2003 £m	Q2 2002 £m	2002 £m

Trading profit	1,891	1,819	6,694
Other operating income/(expense)	87	16	(111)
Profits of associates	28	21	75
Net interest payable	(37)	(29)	(141)

Profit before tax – business performance	1,969	1,827	6,517

Other operating income/(expense) includes litigation costs and provisions for legal matters including product liability claims, product withdrawals and antitrust matters, equity investment carrying cost adjustments arising from stock market price changes, royalty income, product disposals and equity investment sales.

Merger items, integration and restructuring costs and disposal of subsidiaries

	Q2 2003 £m	Q2 2002 £m	2002 £m

Manufacturing and other restructuring	(19)	(16)	(121)
Merger integration costs	(64)	(169)	(851)
Block Drug integration costs	(7)	(9)	(60)

Effect on operating profit	(90)	(194)	(1,032)
Product divestments	—	—	11
Disposal of businesses	3	—	10

Effect on profit before tax	(87)	(194)	(1,011)

Merger integration costs are declining as the programme nears its completion in the third year post merger. Manufacturing and other restructuring charges principally reflect the timing of production plant closures.

Taxation – total

	Q2 2003 £m	Q2 2002 £m	2002 £m

Business performance	(550)	(493)	(1,760)
Merger items, integration and restructuring costs and disposal of subsidiaries	23	63	299

Taxation – total	(527)	(430)	(1,461)

The charge for taxation on business performance profit for the half year represents an effective tax rate of 27.5% which is the expected rate for the year. This represents an increase compared with the effective rate of 27.0% in 2002 due to changes in the geographic mix of profits.

The credit for taxation on merger, restructuring and business disposals reflects the estimated actual tax rate applicable to the transactions in the territories in which they arise.

Transfer pricing issues are described in the ‘Taxation’ note to the Financial Statements included in the Annual Report for 2002. Developments since the date of that report are as follows. With respect to the claims of the Internal Revenue Service (IRS) for all years since 1989, which are described in the note, the US and UK tax authorities have concluded discussions under the mutual agreement provisions of the double taxation convention between the two countries without reaching agreement. As stated in previous updates, there continues to be a wide difference of views between the company and the IRS. The company is now in discussions with the Appeals Division of the IRS regarding years 1995-2000, but the dispute in respect of 1989-1994 will now proceed to the US Tax Court. The company is awaiting statutory notices from the IRS.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments.

Earnings

	Q2 2003 £m	Q2 2002 £m	2002 £m

Net profit attributable to shareholders
Earnings	1,330	1,174	3,915
Adjustment for merger items, integration and restructuring costs and disposal of businesses	64	131	712

Adjusted earnings	1,394	1,305	4,627

	pence	pence	pence

Earnings per share
Basic earnings per share	22.8	19.7	66.2
Adjustment for merger items, integration and restructuring costs and disposal of businesses	1.1	2.2	12.1

Adjusted earnings per share	23.9	21.9	78.3

In order to illustrate business performance, which is the primary performance measure used by management, adjusted earnings and adjusted earnings per share are presented after excluding merger items, integration and restructuring costs and disposal of businesses.

	Q2 2003 £m	Q2 2002 £m	2002 £m

Appropriations
Net profit attributable to shareholders	1,330	1,174	3,915
Dividends	(522)	(530)	(2,346)

Retained profit	808	644	1,569

	pence per share	2003 £m	pence per share	2002 £m

Dividends
First interim – paid 3rd July 2003	9	524	9	535
Second interim – payable 2nd October 2003	9	522	9	530
Third interim			9	527
Fourth interim			13	754

			40	2,346

The number of shares in issue, excluding those held by the ESOP Trusts, at 30th June 2003 was 5,802 million (30th June 2002: 5,880 million).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	H1 2003 £m	H1 2002 £m	2002 £m

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	2,524	2,195	3,915
Exchange movements on overseas net assets	181	(76)	(154)
Tax on exchange movements	1	—	(67)
Unrealised gains on equity investments	3	2	7

TOTAL RECOGNISED GAINS AND LOSSES	2,709	2,121	3,701

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT Three months ended 30th June 2003

	Q2 2003 £m	Q2 2002 £m	2002 £m

BUSINESS PERFORMANCE OPERATING PROFIT	1,978	1,835	6,583
Depreciation and other non-cash items	181	159	909
Increase in working capital	(212)	(3)	(98)
(Decrease)/increase in net liabilities	(164)	290	530

	1,783	2,281	7,924
Restructuring/integration costs paid	(89)	(180)	(669)

NET CASH INFLOW FROM OPERATING ACTIVITIES	1,694	2,101	7,255

Dividends received from associates	—	—	2
Returns on investment and servicing of finance	(50)	(39)	(237)
Taxation paid	(627)	(427)	(1,633)

FREE CASH FLOW	1,017	1,635	5,387

Purchase of tangible fixed assets	(186)	(232)	(1,044)
Sale of tangible fixed assets	17	20	59
Purchase of intangible fixed assets	(19)	(59)	(182)

	(188)	(271)	(1,167)
Product divestments	—	—	(1)
Proceeds from own shares for employee share options	11	10	58
Purchase of equity investments	(6)	(6)	(75)
Sale of equity investments	44	53	65

Capital expenditure and financial investment	(139)	(214)	(1,120)

Purchase of businesses	(9)	(7)	(21)
Business disposals	3	—	6
Investment in joint ventures and associates	(1)	—	(5)

Acquisitions and disposals	(7)	(7)	(20)

Equity dividends paid	(760)	(719)	(2,327)

NET CASH INFLOW	111	695	1,920

Issue of ordinary share capital	11	18	56
Purchase of shares for cancellation	(286)	(1,084)	(2,220)
Net non-cash funds of subsidiary acquired	—	—	(4)
Other financing cash flows	81	95	135
Exchange movements	(28)	(30)	(121)

INCREASE IN NET DEBT IN PERIOD	(111)	(306)	(234)

NET DEBT AT BEGINNING OF PERIOD	(2,051)	(2,221)	(2,101)

NET DEBT AT END OF PERIOD	(2,162)	(2,527)	(2,335)

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT Six months ended 30th June 2003

	H1 2003 £m	H1 2002 £m

BUSINESS PERFORMANCE OPERATING PROFIT	3,765	3,445
Depreciation and other non-cash items	344	408
Increase in working capital	(351)	(245)
(Decrease)/increase in net liabilities	(225)	275

	3,533	3,883
Restructuring/integration costs paid	(176)	(333)

NET CASH INFLOW FROM OPERATING ACTIVITIES	3,357	3,550

Returns on investment and servicing of finance	(149)	(146)
Taxation paid	(1,117)	(636)

FREE CASH FLOW	2,091	2,768

Purchase of tangible fixed assets	(339)	(408)
Sale of tangible fixed assets	31	28
Purchase of intangible fixed assets	(56)	(91)

	(364)	(471)
Proceeds from own shares for employee share options	12	37
Purchase of equity investments	(15)	(13)
Sale of equity investments	86	62

Capital expenditure and financial investment	(281)	(385)

Purchase of businesses	(9)	(7)
Business disposals	3	—
Disposal of interests in associates	(1)	—

Acquisitions and disposals	(7)	(7)

Equity dividends paid	(1,287)	(1,264)

NET CASH INFLOW	516	1,112

Issue of ordinary share capital	18	36
Purchase of shares for cancellation	(527)	(1,588)
Other financing cash flows	144	52
Exchange movements	22	(38)

DECREASE/(INCREASE) IN NET DEBT IN PERIOD	173	(426)

NET DEBT AT BEGINNING OF PERIOD	(2,335)	(2,101)

NET DEBT AT END OF PERIOD	(2,162)	(2,527)

BALANCE SHEET

	30th June 2003 £m	30th June 2002 £m	31st December 2002 £m

Goodwill	153	159	171
Intangible fixed assets	1,686	1,639	1,637
Tangible fixed assets	6,594	6,762	6,649
Investments	3,109	3,141	3,121

FIXED ASSETS	11,542	11,701	11,578

Equity investments	164	152	161
Stocks	2,222	2,191	2,080
Debtors	6,717	6,048	6,200
Liquid investments	1,434	1,281	1,256
Cash at bank	1,611	1,122	1,052

CURRENT ASSETS	12,148	10,794	10,749

Loans and overdrafts	(1,372)	(2,525)	(1,551)
Other creditors	(6,669)	(7,342)	(7,257)

CREDITORS: amounts due within one year	(8,041)	(9,867)	(8,808)

NET CURRENT ASSETS	4,107	927	1,941

TOTAL ASSETS LESS CURRENT LIABILITIES	15,649	12,628	13,519

Loans	(3,835)	(2,405)	(3,092)
Other creditors	(217)	(266)	(206)

CREDITORS: amounts due after one year	(4,052)	(2,671)	(3,298)

PROVISIONS FOR LIABILITIES AND CHARGES	(3,111)	(2,409)	(2,833)

NET ASSETS	8,486	7,548	7,388

Called up share capital	1,495	1,516	1,506
Share premium account	241	205	224
Other reserves	1,917	1,894	1,905
Profit and loss account	4,074	3,135	2,946

EQUITY SHAREHOLDERS’ FUNDS	7,727	6,750	6,581

Non-equity minority interest	545	592	559
Equity minority interests	214	206	248

CAPITAL EMPLOYED	8,486	7,548	7,388

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	H1 2003 £m	H1 2002 £m	2002 £m

Equity shareholders’ funds at beginning of period	6,581	7,390	7,390
Total recognised gains and losses for the period	2,709	2,121	3,701
Dividends	(1,046)	(1,065)	(2,346)
Ordinary shares issued	18	36	56
Ordinary shares purchased and cancelled	(537)	(1,720)	(2,220)
Exchange movements on goodwill written off to reserves	2	(12)	—

Equity shareholders’ funds	7,727	6,750	6,581

FINANCIAL REVIEW – CASH FLOW AND BALANCE SHEET

Cash flow

Operating cash flow, after restructuring and integration payments of £89 million, was £1,694 million in Q2 2003. This represents a decrease of £407 million over Q2 2002 arising from sales related movements in trade debtors and provisions for returns and rebates and movements in the provision for legal and other disputes, partly offset by higher operating profit and lower restructuring costs. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on tangible assets and dividend payments, together amounting to £1,573 million. In addition, a further £286 million was spent in the quarter on purchasing the company’s own shares for cancellation.

Net assets

The book value of net assets increased by £1,098 million from £7,388 million at 31st December 2002 to £8,486 million at 30th June 2003. This reflects increased working capital, together with reductions in both taxation creditors due to timing of payments and the dividend creditor following the payment of the Q4 2002 dividend.

Fixed asset investments comprise investments in associates, long-term equity investments and an investment in own shares held by the ESOTs. At 30th June 2003 the ESOTs held 179 million GSK ordinary shares, at a carrying value of £2,795 million and market value of £2,191 million, against the future exercise of share options and share awards. This valuation shortfall is not considered to represent a permanent diminution in value in the context of the length of the future period over which the related share options may be exercised. Accordingly no provision has been made. The carrying value of associates and equity investments was £478 million and the market value was £1,281 million.

Equity shareholders’ funds

Equity shareholders’ funds increased from £6,581 million at 31st December 2002 to £7,727 million at 30th June 2003. The increase arises from retained earnings and positive exchange movements on overseas net assets partly offset by own shares purchased and cancelled.

Legal proceedings

Legal proceedings in which GlaxoSmithKline is involved are described in the ‘Legal proceedings’ note to the Financial Statements and the ‘Risk factors’ in the operating and financial review and prospects included in the Annual Report 2002, as updated in the ‘Legal proceedings’ note to the first quarter results announcement. Developments since the dates of the Annual Report and the first quarter results are set out below.

In July 2003 the Group requested the U.S. Food and Drug Administration (FDA) to remove three patents related to Paxil from the register of pharmaceutical patents maintained by the FDA (the ‘Orange Book’). The action followed the FDA’s release on 12th June of new regulations concerning, among other matters, the listing of patents in the Orange Book. Although the new regulations do not specifically apply to patents already listed, the FDA did provide new criteria for listing certain types of patents in the future. The Group voluntarily sought the delisting of three product-by-process patents to proactively align with the new criteria. The delisting request does not affect the validity of these patents or related patent litigation but does terminate any remaining Hatch-Waxman stays related to the delisted patents with the effect that there are no remaining stays with respect to FDA approval of the ANDA filed by Apotex Corp. The Group continues to pursue patent infringement claims in litigation in Philadelphia against Apotex and other generic companies under these and other patents. No trial date has been set in the Philadelphia litigation.

With respect to the challenge by BASF to the Group’s UK paroxetine hydrochloride anhydrate patent, in June 2003 the UK Court of Appeal upheld the first instance decision which held the process claims of the patent to be valid. The full trial against Apotex under the same patent in the UK High Court, involving issues of both validity and infringement, will be completed by the end of July with a decision not expected until October 2003.

With respect to the complaint filed by GlaxoSmithKline with the US International Trade Commission (ITC) regarding Augmentin, in July 2003 the Group reached a settlement agreement with Novartis and its affiliate companies over the ITC complaint and related state court actions. Under the terms of the agreement, the Group will receive single-digit percentage royalties on US sales of generic versions of Augmentin sold by Novartis or its affiliate companies from July 2002 through to June 2006. The termination of the ITC proceeding is subject to approval by the administrative law judge and the ITC. The settlement does not affect the company’s litigation relating to its Augmentin patents. The US Court of Appeals for the Federal Circuit (CAFC) heard the patent appeal case on 5th March 2003 and a decision is expected this year. The state court lawsuit against Teva Pharmaceuticals and Ranbaxy Pharmaceuticals concerning the bacterial strain used to manufacture Augmentin is not affected by the Novartis settlement.

With respect to Wellbutrin SR, the CAFC heard the Group’s appeal from the summary judgements of non-infringement granted to Impax Laboratories and Excel Pharmaceuticals on 2nd June 2003, but as of the date of this report the CAFC has not ruled on the appeal.

In May 2003 GlaxoSmithKline filed an action against Ranbaxy in the US District Court for the District of New Jersey for infringement of the Group’s composition of matter patent with respect to valaciclovir, the active ingredient in Valtrex. That patent expires in 2009. The defendant has filed an ANDA with the FDA with a certification of invalidity of the composition of matter patent and non-infringement of two other patents expiring in 2016 that are listed in the Orange Book. The case is in its early stages.

The Group has received notice from Teva Pharmaceuticals that Teva has filed an ANDA with the FDA containing a certification of invalidity of two patents for Avandia expiring in 2015 and 2017 that are listed in the Orange Book. Teva has not challenged the basic compound patent for Avandia that expires in 2008. Expiry of that compound patent is expected to be extended to 2011 after the US Patent and Trademark Office has granted patent term restoration.

Developments with respect to tax matters are described in ‘Taxation’ on page 13.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	H1 2003	H1 2002	2002
Average rates:
£/US$	1.61	1.45	1.50
£/Euro	1.46	1.61	1.59
£/Yen	192.00	187.00	188.00
Period end rates:
£/US$	1.65	1.52	1.61
£/Euro	1.44	1.55	1.54
£/Yen	198.00	183.00	192.00

During H1 2003 average sterling exchange rates were stronger against the US dollar and the yen and weaker against the Euro compared with the same period in 2002. Comparing H1 2003 period-end rates with H1 2002 period-end rates, sterling also was stronger against the US dollar and the yen and weaker against the Euro.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement for the period ended 30th June 2003 is prepared in accordance with the accounting policies expected to apply in 2003. These are unchanged from those set out in the Annual Report 2002.

Data for market share and market growth rates relate to the 12 months ended 31st March 2003 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

The profit and loss account, statement of total recognised gains and losses and cash flow statement for the year ended, and the balance sheet at 31st December 2002 have been derived from the full Group accounts for that period, which have been delivered to the Registrar of Companies and on which the report of the auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

INVESTOR INFORMATION

Announcement of Q2 Results 2003
This Announcement was approved by the Board of Directors on Wednesday 23rd July 2003.

Half-Year Report
In accordance with the Listing Rules of the UK Listing Authority the Half-Year Report will be published in the Financial Times, The Daily Telegraph and The Wall Street Journal on Thursday 24th July 2003 and will be available from that date on the GSK website.

Financial calendar
The company will announce third quarter 2003 results on 22nd October 2003. The third interim dividend for 2003 will have an ex-dividend date of 29th October 2003 and a record date of 31st October 2003 and will be paid on 6th January 2004.

Internet
This Announcement, and other information about GSK, is available on the company’s website at: http://www.gsk.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

By:	/s/ Victoria Llewellyn

VICTORIA LLEWELLYN

Authorised Signatory for and on behalf of GlaxoSmithKline plc

Date: July 23, 2003